

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Andrew Gordon
Chief Executive Officer
Coffee Holding Co., Inc.
3475 Victory Boulevard
Staten Island, New York 10314

> **Re: Coffee Holding Co., Inc.**
> **Form 8-K Furnished on January 25, 2023**
> **File No. 001-32491**

Dear Andrew Gordon:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Furnished on January 25, 2023

Item 4.02

1.   Your disclosure appears to indicate that the errors in the consolidated statement of operations for the fiscal year ended October 31, 2020 is only included in your Form 10-K for the fiscal year ended October 31, 2021. If this error is included in your other filings, please revise to disclose as such in your Form 8-K. Also amend your Form 10-K for the fiscal year ended October 31, 2020, if applicable, and amend your Form 10-Q to the extent the errors have any effect on your fiscal 2022 Form 10-Qs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing